Exhibit 99.1

MTS Receives 2016 INTERNET TELEPHONY Product of the Year Award

TEM Suite Recognized for Industry Innovation

RA'ANANA, Israel / River Edge, NJ, USA – March 1, 2016 — MTS - Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of telecommunications expense management (TEM) and enterprise mobility management (EMM) solutions, and video advertising solutions for online and mobile platforms, announced today that TMC, a global, integrated media company, has named MTS TEM Suite as a recipient of a 2016 INTERNET TELEPHONY Product of the Year Award.

MTS TEM Suite is a fully integrated Communications Lifecycle Management solution that includes a TEM, EMM and Unified Communications Management (UCM) cloud suite and a flexible managed services offering. With MTS TEM Suite, companies of all sizes and industries can benefit from increased operational efficiency and effectiveness, corporate mobile security governance and policy compliance, significant communications cost reduction, and 360-degree visibility into their communications environment. The platform’s modular design and flexible managed services offering allows companies to outsource their entire Communication Lifecycle, or only outsource selective processes depending on each company’s unique business needs.

“We are honored to have our TEM Suite solution recognized by Internet Telephony with a Product of the Year Award,” said John Venditti, VP of Marketing at MTS. “Today’s IT organizations are tasked with managing diverse communication technologies and resources. TEM Suite provides those IT organizations with a single solution to strategically manage those diverse technologies and resources and ensure they have the operational controls needed to reduce costs, mitigate corporate risk, and increase employee productivity.”

TEM Suite’s specific communication lifecycle management capabilities include: procurement, provisioning, wireless help desk, IT asset management, invoice auditing, bill management, mobile device management (MDM), BYOD (bring your own device) management, wireline and wireless usage capture, wireless optimization, bill payment, contract negotiation and management, dispute resolution and management, allocation and chargeback, call accounting, private calls management, tenant resale and billing, and full lifecycle reporting and dashboards.

“It gives me great pleasure to recognize MTS with a 2016 Product of the Year Award for its commitment to excellence and innovation,” said Rich Tehrani, CEO, TMC. “In the opinion of our distinguished judges, MTS TEM Suite has proven to be among the best communications and technology solutions available on the market. I look forward to continued innovation from MTS.

The winners of the 2016 INTERNET TELEPHONY Product of the Year will be featured in the 2016 March issue of INTERNET TELEPHONY magazine.

For more information about TMC, please visit www.tmcnet.com.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a provider of video advertising solutions for online and mobile platforms through Vexigo as well as a provider of innovative products and services for telecom expense management (TEM), enterprise mobility management (EMM), mobile virtual network operators and enablers (MVNO/MVNE), billing mobile money services and solutions and an IOT/M2M enablement platform used by mobile service providers.

Vexigo (www.vexigo.com) is a global provider of online video advertising software and services delivering compelling results through a propriety in-house technology and an easy-to-use and very effective publishing platform specifically designed for content publishers.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in Israel, the United States and Hong Kong and through distribution channels.

For more information, please visit the MTS web site: www.mtsint.com.

About INTERNET TELEPHONY magazine

INTERNET TELEPHONY has been the IP Communications Authority since 1998™. Beginning with the first issue, INTERNET TELEPHONY magazine has been providing unbiased views of the complicated converged communications space. For more information, please visit www.itmag.com. Follow INTERNET TELEPHONY magazine on Twitter or join our Linked In group. Subscribe or visit www.itmag.com.

About TMC

Global buyers rely on TMC’s content-driven marketplaces to make purchase decisions and navigate markets. This presents branding, thought leadership and lead generation opportunities for vendors/sellers.

TMC’s Marketplaces:

•	Unique, turnkey Online Communities boost search results, establish market validation, elevate brands and thought leadership, while minimizing ad-blocking.
•	Custom Lead Programs uncover sales opportunities and build databases.
•	In-Person and Online Events boost brands, enhance thought leadership and generate leads.
•	Publications, Display Advertising and Newsletters bolster brand reputations.
•	Custom Content provides expertly ghost-crafted blogs, press releases, articles and marketing collateral to help with SEO, branding, and overall marketing efforts.
•	Comprehensive Event and Road Show Management Services help companies meet potential clients and generate leads face-to-face.

For more information about TMC and to learn how we can help you reach your marketing goals, please visit www.tmcnet.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Company Contacts:

MTS Contact:

John Venditti

Vice President, Marketing

(800) 745-8725

john.venditti@mtsint.com

TMC Contact:

Rebecca Conyngham

Marketing Manager

203-852-6800, ext. 287

rconyngham@tmcnet.com

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